UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:      Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response. . . . . . . . . 4.47
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION
1 (a) NAME OF ISSUER (Please type or print) Humana Inc.				(b) IRS IDENT. NO. 61-0647538	(c) S.E.C. FILE NO. 1-5975
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 500 West Main Street Louisville KY 40202							(e) TELEPHONE
						AREA CODE 502	NUMBER 580-1000
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Bruce J. Goodman		(b) IRS IDENT. NO. N/A	(c) RELATIONSHIP TO ISSUER Senior Vice President & Chief Service & Information Officer	(d) ADDRESS STREET CITY STATE ZIP CODE 500 W. Main Street Louisville KY 40202
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number
3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are To Be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See Instr. 3 (c))	(d) Aggregate Market Value (See Instr. 3(d)	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See Instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3 g))
Broker-Dealer File Number
Common	Etrade Securities 671 N. Glebe Road, 11th Floor Arlington, VA 22203		40,400	$2,465,006 based on FMV on 8/22/06 of $61.015	165,369,785 as of 8/21/06	August 28, 2006	NYSE

INSTRUCTIONS:
1.  (a)  Name of Issuer
     (b)  Issuer's I.R.S. Identification Number
     (c)  Issuer's S.E.C. file number, if any
     (d)  Issuer's address, including zip code
     (e)  Issuer's telephone number, including area code

3.  (a)  Title of the class of securities to be sold
     (b)  Name and Address of each broker through whom the securities are intended to be sold
     (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f)  Approximate date on which the securities are to be sold
     (g)  Name of each securities exchange, if any, on which the securities are intended to be sold

2.  (a)  Name of person for whose account the securities are to be sold
     (b)  Such person's I.R.S. identification number, if such person is an entity
     (c)  Such person's relationship to the issuer (e.g., officer, director, 10%
           stockholder, or member of immediate family of any of the foregoing
     (d)  Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (01-04)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor.

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of the Person from Whom Acquired (if gift, also give date donor acquired	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Common Common	8/7/03 1/12/99 2/4/99	Restricted Stock Award Open Market Purchase Open Market Purchase	Issuer Open Market Purchase Open Market Purchase	40,000 200 200	N/A 1/12/99 2/4/99	N/A Cash Cash
INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

_____________________________________________________________________________________________________________________________________________________________________________

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS (1)
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Bruce J. Goodman Humana Inc. 500 West Main Street Louisville, KY 40202	Common	08/24/06 08/21/06 08/07/06 08/02/06 06/29/06 06/09/06 (1)	26,100 5,867 10,000 15,000 11,305 8,749	$1,605,150 $352,607 $597,000 $880,500 $607,079 $455,823
REMARKS (1) Remaining order to sell 20,567 from Form 144 dated as of August 23, 2006 has been cancelled.

INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) 9 of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

08/28/2006 _________________________________________________________________	/s/ Bruce J. Goodman ____________________________________________________________________________ Bruce J. Goodman
DATE OF NOTICE	(SIGNATURE)

                     This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (01/04)